 Exhibit 99.1

First Mining Announces 2026 Second Quarter Financial Results and Operating Highlights

VANCOUVER, BC, Aug. 12, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its second quarter financial results for the quarter ended June 30, 2026. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Q2 2026 Highlights:

•	On June 30, 2026, the Company announced that the Springpole Gold Project has received its Federal Environmental Assessment ("EA") approval. The Honourable Julie Aviva Dabrusin, Federal Minister of the Environment, Climate Change and Nature, announced, on behalf of Canada, that the Company's Springpole Gold Project may proceed.
•	On June 30, 2026, the Company announced that it has entered into an agreement with Slate Falls Nation containing the key terms upon which the parties will negotiate a final project agreement for the Springpole Gold Project.
•	On June 16, 2026, the Company announced that Cat Lake First Nation and Lac Seul First Nation have completed their groundbreaking Anishnaabe Led Impact Assessment Process and authorize the Springpole Gold Project subject to 35 negotiated terms. The Company, Cat Lake First Nation and Lac Seul First Nation have finalized a term sheet agreement regarding the key benefits, environmental protection measures and conditions.
•	On June 16, 2026, the Company and Cat Lake First Nation announced the finalization of a landmark agreement to mobilize development of an all-season access road to Cat Lake First Nation in northwestern Ontario.
•	On May 21, 2026, the Company announced the commencement of its 2026 exploration drilling program and the signing of a new drilling partnership at its Duparquet Gold Project with Forage Anicinape, an Indigenous-led drilling company established through a partnership between Forages Rouillier and the Coopérative de solidarité de Pikogan, representing the Pikogan First Nation.
•	On May 19, 2026, the Company announced final results from the 2025 Duparquet drilling program targeting the newly discovered Minuit zone, as well as the North and South zone targets along the margins of the Beattie syenite intrusion. The recent drilling continues to demonstrate higher grade gold mineralization across multiple targets at the Duparquet Gold Project both along strike and at depth, supported by a geoscience-driven exploration strategy focused on delineating mineralization along the main mineral resource contact zones.
•	On April 29, 2026, the Company announced that pursuant to the announcement on February 3, 2026, the Company's new joint-venture partner at First Mining's Pickle Crow Gold Project ("Pickle Crow"), Bellavista Resources Ltd ("Bellavista"), closed the acquisition of Firefly Metal Ltd's interest in PC Gold Inc., the entity that holds Pickle Crow. Bellavista exercised its buy-down right at Pickle Crow and paid $3 million in cash to the Company to reduce the Company's ownership in PC Gold from 30% to 20%. The Company's interest in PC Gold Inc. is free carried to a decision to mine at Pickle Crow.
•	As of June 30, 2026, the Company's cash and marketable securities balance was $40.5 million, equity investment value of Seva Mining was $29 million(1) and the equity interest in PC Gold Inc. was $14.3 million.
(1)	Seva Mining value based on 80 million shares multiplied by C$0.365 closing share price of Seva on June 30, 2026.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) disclosure by Bellavista; (iI) the Company's plans with respect to advancing its portfolio of gold projects including the Springpole Project and Duparquet Gold Project; and (iii) feasibility and permitting activities related to the Springpole Gold Project.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-AUG-26